RQD* CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RQD* Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One World Trade Center, Suite 47M
(No. and Street)

New York | New York | 10007
(City) | (State) | (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony DeRosa | (646) 804-7936 | aderosa@rqdclearing.com
(Name) | (Area Code – Telephone Number) | (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300 | Dallas | Texas | 75254
(Address) | (City) | (State) | (Zip Code)

10/22/2003 | 23
(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony DeRosa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RQD* Clearing LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

STEVEN GIBISER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6398494
Qualified in SUFFOLK County
Commission Expires 09/30/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Member of
RQD* Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RQD* Clearing, LLC (the Company) as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 27, 2026

We have served as the Company's auditor since 2024.

RQD* CLEARING, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	10,013,299
Cash segregated under federal and other regulations		39,265,429
Securities borrowed		38,345,057
Securities owned, at fair value		179,334
Receivable from clearing organizations		16,611,292
Receivable from broker-dealers		1,531,761
Receivable from customers		17,480,204
Accounts receivable		5,208,041
Other assets		651,583
Total Assets	$	**129,286,000**

Liabilities and Member's Equity

Liabilities

Payable to customers	$	44,400,314
Payable to broker-dealers		8,505,687
Securities loaned		32,976,912
Accounts payable and other liabilities		4,462,831
Due to affiliates		622,134
Total Liabilities		**90,967,878**

Member's Equity

		38,318,122
Total Liabilities and Member's Equity	$	**129,286,000**

See accompanying notes.

1. Organization

RQD* Clearing, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of RQD* Holding Inc. ("Holding"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry and Regulatory Authority, Inc. ("FINRA"). The Company maintains memberships on numerous national securities exchanges, including options exchanges (such as Chicago Board Options Exchange (CBOE), Miami International Securities Exchange (MIAX), and various Nasdaq options exchanges) and equity exchanges (such as NYSE American and NYSE Arca), as well as the Options Clearing Corporation (OCC).

The Company enters into clearing agreements with introducing brokers and executes and clears securities transactions on behalf of customers. In addition, the Company offers its customers the option to participate in its Fully Paid Lending ("FPL") program. Accordingly, the Company is subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, securities lending and margin lending to customers of introducing firms as well as correspondents.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025.

Cash and Segregated Cash
The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation. The insurance is currently limited to $250,000. During 2025, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts. The Company is required to segregate cash for the exclusive benefit of customers and proprietary accounts of broker-dealers ("PAB") in accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2025, the Company had cash balances at three banks that exceeded federally insured limits by approximately $48.6 million.

2. Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 326-20, *Financial Instruments – Credit* Losses ("ASC 326"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

Accounts Receivable
Accounts receivable from contracts with customers are in scope of ASC 326 and are stated at the amounts the Company expects to collect. The Company maintains an allowance to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2025, the Company had no allowance for credit losses. For the year ended December 31, 2025, the Company had no accounts receivable charged off to the allowance for credit losses. At December 31, 2025, one customer accounted for 13% of accounts receivable. Accounts receivable from contracts with customers were $3,688,931 at December 31, 2024, which were subsequently collected in full.

Receivable from Clearing Organization
The Company is required to maintain collateral deposits with clearing organizations including the Options Clearing Corporation, Depository Trust Company, and the National Securities Clearing Corporation which allows the Company to use security transactions services provided by its clearing organizations for trade comparison, clearance, and settlement.

The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements.

At December 31, 2025, $12,065,210 in cash was deposited to the Options Clearing Corporation. The Company may be required to deposit additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

___

2. Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Organization (Continued)

At December 31, 2025, $338,236 in cash was deposited to the Depository Trust Company. The Company may be required to deposit additional funds in the future to satisfy the Depository Trust Company's collateral requirements.

At December 31, 2025, $4,200,000 in cash was deposited to the National Securities Clearing Corporation. The Company may be required to deposit additional funds in the future to satisfy the National Securities Clearing Corporation's collateral requirements.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. At December 31, 2025, property and equipment, net, amounts to $3,683 and is included in the Statement of Financial Condition in Other Assets.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of, and during the year ended December 31, 2025, all collateral received or paid was in the form of cash.

The Company conducts a fully paid lending program in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. The cash collateral set aside in relation to the FPL program as of December 31, 2025, totaled $31,181,257 and is included in Securities borrowed on the Statement of Financial Condition.

Securities owned, at fair value

Marketable securities are valued at fair value, based on quoted market prices. The increase or decrease in net unrealized gains or losses of securities owned is credited or charged to operations.

Receivables from customers

The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. At December 31, 2025, three customers accounted for 91% of Receivables from customers.

2. **Summary of Significant Accounting Policies (Continued)**

    <u>Payable to customers</u>
    Payable to customers represent free credit balances from customer funds on deposit and unsettled security transactions. At December 31, 2025, three customers collectively accounted for 46% of Payable to customers.

    <u>Leases</u>
    The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included as a right-of-use ("ROU") asset in Other assets and lease liability in Accounts payable and other liabilities on the Company's Statement of Financial Condition. The Company has a lease agreement with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

    ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As the Company's only operating lease does not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

3. **Cash Segregated Under Federal Regulations**

    The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the exclusive benefit of customers. At December 31, 2025, the Company had a deposit requirement of $24,434,576 and maintained a deposit of $31,995,692. On January 2, 2026, there was a cash withdrawal of $6,550,000 as a result of the computation.

    Certain broker dealers maintain proprietary brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2025, the Company had a deposit requirement of $6,636,837 and maintained a deposit of $7,269,737. On January 2, 2026, there was a cash withdrawal of $125,000 as a result of the computation.

4. Receivable from and Payable to Broker-Dealers

The balance due from broker-dealers includes fail to deliver amounts, receivables from clearing services on outstanding commissions due to the Company, and balances held at clearing broker-dealers. The Company earns commissions based on agreed-upon rates in its clearing agreements with its correspondents. Amounts due to the Company at December 31, 2025, consisting of these outstanding commissions and fails, totaled $1,531,761.

The balance due to broker-dealers represents fail to receive amounts and PAB deposits from other broker-dealers. Amounts due to broker-dealers at December 31, 2025, totaled $8,505,687.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in Rule 15c3-1.

At December 31, 2025, the Company had net capital and net capital requirements of $36,161,765 and $463,598, respectively.

6. Fair Value of Financial Instruments

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2025, the Company held $179,334 in equity securities as Level 1 investments. The Company held no Level 2 or Level 3 investments.

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7. Lease Arrangements

The Company has an obligation as a lessee for an office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain renewal options. The weighted average remaining life of the lease term for this lease was 0.92 years as of December 31, 2025.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the Company's lease does not provide an implicit rate, the Company utilized its incremental borrowing rate which is the rate of interest to borrow on a collateralized basis for a similar term, to determine the present value of lease payments for the lease. The Company utilizes a weighted average discount rate of 8.50% in determining the lease liability as of December 31, 2025. The Company has elected not to separate lease and non-lease components for all property leases for the purpose of calculating the ROU asset and lease liability.

The cash paid for amounts used in the measurement of the operating lease liability for the year ended December 31, 2025, was $259,756. The ROU asset amounted to $204,755 and is included within Other assets in the Statement of Financial Condition.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized within Accounts payable and other liabilities in the Statement of Financial Condition as of December 31, 2025, is shown below:

2026	$	242,347
Total future minimum lease payments (undiscounted)		242,347
Discounting effect on cash flows		(9,992)
Lease liability (discounted)	$	232,355

8. Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, other securities obligations, accommodate customers' needs and matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company accounts for securities lending transactions in accordance with FASB Accounting Standards Update 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the Statement of Financial Condition.

8. **Collateralized Agreements (Continued)**

The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2025.

	Gross amounts recognized	Gross amounts offset in the Statement of Financial Condition (1)	Net amounts included in the Statement of Financial Condition
Securities borrowed	$ 38,345,057	$ -	$ 38,345,057
Securities loaned	$ 32,976,912	$ -	$ 32,976,912

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

At December 31, 2025, the fair value of collateral related to securities borrowed transactions totaled $38,061,678, which included $31,181,257 cash collateral set aside in relation to the FPL program, and the fair value of collateral related to securities loaned transactions totaled $27,868,058.

9. **Related Party Transactions**

The Company has a facilities services agreement with Swerve Colo, LLC, and Volant Holding, LLC, affiliates under common ownership. The facilities service agreements cover support personnel and administrative services. In addition, the Company has an agreement with Swerve Colo, LLC, where Swerve Colo, LLC, utilizes a percentage of the office space leased by the Company. At December 31, 2025, the Company owed Volant Holding, LLC, $7,634 for administrative services, which is included in Due to affiliates on the Statement of Financial Condition. At December 31, 2025, there were no amounts due to or from Swerve Colo, LLC.

The Company also has a facilities services agreement with Holding. The facilities service agreement covers support personnel services. At December 31, 2025, the Company owed Holding $600,000, which is included in Due to affiliates on the Statement of Financial Condition.

The Company entered into an intercompany reimbursement agreement effective May 1, 2025, with Optimal Market Technologies, LLC ("Optimal"), an affiliate under common ownership. The intercompany reimbursement agreement supports the reimbursement by Optimal of expenses related to occupancy, vendor services, personnel and infrastructure incurred by the Company where all such expenses are incurred exclusively in support of Optimal related business, to the extent revenue is available. At December 31, 2025, $157,433 was due from Optimal, which is included in Accounts receivable on the Statement of Financial Condition.

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10. Financing Activities, Off-Balance Sheet Risk, and Credit Risk

The Company entered into a secured loan on a revolving uncommitted basis with BMO Bank N.A. (the bank) on March 7, 2024, which was amended on October 10, 2025, in the amount of $10,000,000. The interest rate is calculated on a daily basis and computed on the basis of a year of 360 days for the actual number of days elapsed. The interest rate is subject to change from time to time without notice and is currently 1.50% plus the bank's overnight rate (determined as the greater of (i) the upper limit of the Federal Funds target range, (ii) 1-month Term Secured Overnight Financing Rate Data + 0.11448% and (iii) 0.25%). In addition, the Company pays the bank a fee equal to 0.15% per annum (computed on the basis of a year of 360 days for the actual number of days elapsed) on the average daily unused portion of the loan amount.

The Company entered into a Revolving Credit Facility with the bank on March 12, 2021, which was amended on October 10, 2025, in the amount of $15,000,000. Each loan shall be in a minimum amount of $250,000. The outstanding principal balance of the loans shall bear interest at the rate per annum equal to the Overnight Base Rate as in effect from time to time plus 2.50% per annum. All interest on the note shall be computed on the basis of a year of 360 days for the actual number of days elapsed. The Company shall pay the bank a commitment fee at the rate of one-half of one percent (0.50%) per annum computed on the basis of a year of 360 days for the actual number of days elapsed on the average daily unused portion of the commitment. There was no outstanding principal balance at December 31, 2025.

The Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or the broker is unable to fulfill its contracted obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

11. Segment Reporting

The Company is engaged in a single line of business, which is composed of several classes of services, including Clearing, Execution and Clearing Member Trade Agreements. The Company's Chief Executive Officer is the chief decision maker ("CODM") who uses operating profit or loss to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (Note 5), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

12. **Commitments and Contingencies**

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statement or its notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

13. **Subsequent Events**

The Company's management has evaluated events and transactions through February 27, 2026, the date the financial statement was available to be issued, and identified the following material subsequent event:

The Company's Board of Directors approved a plan as of December 31, 2025 to spin-off its Execution and CMTA business lines into a separate legal entity, Optimal Market Technologies, LLC ("Optimal"). As regulatory approval was required to complete the transaction, this plan was not considered finalized as of December 31, 2025. In preparation for this transaction, Optimal was formed as a separate introducing broker-dealer and a New Member Application (NMA) was filed with the Financial Industry Regulatory Authority (FINRA).

On January 6, 2026, FINRA approved the NMA for Optimal. The transfer of operations and related assets and liabilities from the Company to Optimal is expected to be completed in the second quarter of 2026, pending the satisfaction of remaining regulatory requirements and operational readiness.